Exhibit 99.1

JOINT NEWS RELEASE

BERKSHIRE HILLS AND HAMPDEN ANNOUNCE IN-MARKET MERGER

PITTSFIELD, MA AND SPRINGFIELD, MA — November 4, 2014 — Berkshire Hills Bancorp, Inc. (NYSE: BHLB) and Hampden Bancorp, Inc. (Nasdaq: HBNK) today announced that they have signed a definitive merger agreement under which Berkshire will acquire Hampden and its subsidiary, Hampden Bank, in an all-stock transaction valued at approximately $109 million.

Berkshire’s total assets will increase to $7.1 billion including the $706 million in acquired Hampden assets.  This in-market merger is expected to create efficiencies, strategic growth and market share benefits for the consolidated operations of the two banks in the Springfield area.  Hampden operates 10 branches in the greater Springfield area and reported $508 million in net loans and $490 million in deposits as of September 30, 2014.  Berkshire operates 11 branches with $627 million in deposits in this market.  Berkshire will have a pro forma market cap of approximately $740 million and 100 branches serving customers and communities across New England and New York.  Pro forma tangible equity to tangible assets is expected to improve to 7.4% when the merger is completed.

“We are pleased to welcome Hampden customers and employees to America’s Most Exciting Bank®,” said Michael P. Daly, President and CEO of Berkshire.  “This in-market partnership will create a strong platform for serving our combined customers, while producing attractive returns for both our existing shareholders and the new shareholders from Hampden joining us in this transaction. We will move into the top 5 position in deposit market share and plan to use this opportunity to further capitalize on our strong product set and culture of customer engagement.  This merger complements our expansion initiatives in Central Massachusetts and Hartford, a combined market area that is the second largest in New England.”

“We are delighted to be joining the Berkshire franchise,” commented Glenn S. Welch, President and CEO of Hampden.  “Our two banks share rich histories, consistent core values and a strong commitment to customers and communities.  I’m proud of our 162 years of serving customers in our markets and believe the combination created by our two companies will benefit our clients, communities and shareholders.”

Michael P. Daly concluded, “This is a solid business combination with efficiency benefits.  Hampden is a well run company with an attractive core deposit base and a significant presence in the community.  After integration, the transaction is expected to be accretive to Berkshire’s earnings per share, return on equity, and capital.  We have a strong track record of execution and our collective teams are positioned to complete this integration flawlessly.”

Under the terms of the merger agreement, each outstanding share of Hampden common stock will be exchanged for 0.81 shares of Berkshire Hills common stock.  The merger is valued at $20.53 per share of Hampden common stock based on the $25.35 average closing price of Berkshire’s stock for the five day period ending November 3, 2014.  The $20.53 per share value represents 133% of Hampden’s $15.49 tangible book value per share and a 6.0% premium to core deposits based on financial information as of September 30, 2014.

The transaction is intended to qualify as a reorganization for federal income tax purposes, and as a result, the shares of Hampden common stock exchanged for shares of Berkshire common stock are expected to be transferred on a tax-free basis.  The definitive agreement has been approved by the unanimous votes of the Boards of Directors of both companies.  Consummation of the agreement is subject to the approval of Hampden’s shareholders, as well as state and federal regulatory agencies.  The merger is targeted to be completed early in the second quarter of 2015.  Two Hampden directors will be appointed to Berkshire’s board of directors and Glenn S. Welch will be joining Berkshire as Regional President for the Pioneer Valley and Connecticut.  Berkshire and Hampden have created foundations for community charitable support which will continue to provide charitable contributions underscoring their mutual commitment to serving their local communities.

Sandler O’Neill & Partners, L.P. served as the financial advisor to Berkshire, and Sterne, Agee & Leach, Inc. served as the financial advisor to Hampden.  Luse Gorman Pomerenk & Schick, P.C. served as outside counsel to Berkshire, while Goodwin Procter LLP served as outside counsel to Hampden.

INVESTOR PRESENTATION

An Investor Presentation will be posted on Berkshire’s website (ir.berkshirebank.com) and Hampden’s website (www.hampdenbank.com) containing additional information regarding this merger.

BACKGROUND

Berkshire Hills Bancorp is the parent of Berkshire Bank — America’s Most Exciting Bank®. The Company, recognized for its entrepreneurial approach and distinctive culture, has approximately $6.4 billion in assets and 91 full service branch offices in Massachusetts, New York, Connecticut, and Vermont providing personal and business banking, insurance, and wealth management services.  For more information, visit www.berkshirebank.com.

Hampden Bancorp, Inc. (Nasdaq: HBNK) is the holding company of Hampden Bank.  Established in 1852, Hampden Bank is a full service community bank serving the families and businesses in and around Hampden County.  The Bank has ten office locations in Springfield, Agawam, Longmeadow, West Springfield, Wilbraham, and Indian Orchard.  Hampden Bank offers customers the latest in internet banking, including on-line banking and bill payment solutions.  For more information, visit www.hampdenbank.com.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Berkshire and Hampden. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire and Hampden, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire and Hampden are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire files with the Securities and Exchange Commission.

NON-GAAP FINANCIAL MEASURES

This document references non-GAAP financial measures incorporating tangible equity and related measures, as well as core deposits.  These measures are commonly used by investors in evaluating business combinations and financial condition.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Berkshire will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Hampden and a Prospectus of Berkshire, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Berkshire and Hampden, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Berkshire’s website at ir.berkshirebank.com or by contacting Berkshire Investor Relations at 413-236-3149 or from Hampden’s website at www.hampdenbank.com and selecting the “Investor Relations” link or by contacting Hampden Investor relations at 413-452-5150.

PARTICIPANTS IN SOLICITATION

Berkshire and Hampden and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hampden in connection with the proposed merger. Information about the directors and executive officers of Berkshire is set forth in the proxy statement for Berkshire’s 2014 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 1, 2014. Information about the directors and executive officers of Hampden is set forth in the proxy statement for Hampden’s 2014 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on September 26, 2014 and additional filings reporting results of the annual meeting on November 4, 2014.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC (when they become available). Free copies of these documents may be obtained as described in the preceding paragraph.

CONTACTS

Berkshire Hills Bancorp, Inc.:  Michael P. Daly, President and Chief Executive Officer

Telephone: 413-236-3194

Hampden Bancorp, Inc.:  Glenn S. Welch, President and Chief Executive Officer

Telephone: 413-452-5144